SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO C
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              SILICON GAMING, INC.
                       (Name of Subject Company (Issuer))

                          SILICON GAMING, INC. - ISSUER
(Name of Filing Persons (Identifying Status of Offeror, Issuer or Other Person))

                                  COMMON STOCK
                         (Title of Class of Securities)
                                   827054 10 7
                      (CUSIP Number of Class of Securities)


          Andrew S. Pascal                              With Copy to:
President and Chief Executive Officer               Joseph M. Crabb, Esq.
        Silicon Gaming, Inc.                         Joel J. Agena, Esq.
       2800 West Bayshore Road                 Squire, Sanders & Dempsey L.L.P.
        Palo Alto, California                40 North Central Avenue, Suite 2700
           (650) 842-9000                           Phoenix, Arizona 85004

      (Name, Address and Telephone Numbers of Person Authorized to Receive
           Notices and Communications on Behalf of the Filing Person)

                            CALCULATION OF FILING FEE
================================================================================
       Transaction value                             Amount of Filing Fee
--------------------------------------------------------------------------------
              N/A                                            N/A
================================================================================

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _____________       Filing Party: ________________
Form or Registration No.: ____________      Date Filed: _________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 4. TERMS OF THE TRANSACTION.

     EXTENSION

     The expiration of the exchange offer that we commenced on April 21, 2000, has been extended to 5:00 P.M. New York City time on June 23, 2000. The exchange offer was initially scheduled to terminate at 5:00 P.M. New York City time on May 19, 2000. As of May 19, 2000, our exchange agent had received 346 Election Notices representing 7,729,388 shares of common stock participating in the exchange offer.

     The  company   anticipates   filing  with  the  SEC,  and  distributing  to
shareholders, a supplement to the Offering Circular dated April 17, 2000.

     SHAREHOLDERS SHOULD CAREFULLY READ AND CONSIDER THE INFORMATION TO BE PROVIDED IN THE SUPPLEMENT TO THE OFFERING CIRCULAR WHEN IT BECOMES AVAILABLE. SHAREHOLDERS CAN VIEW THE SUPPLEMENT ONCE IT IS FILED WITH THE SEC AT THE SEC'S WEBSITE AT: HTTP:\\WWW.SEC.GOV. THE COMPANY WILL ALSO PROVIDE COPIES OF THE SUPPLEMENT FREE TO SHAREHOLDERS. IN ADDITION, COPIES OF THE SUPPLEMENT WILL BE AVAILABLE FROM OUR INFORMATION AGENT AND OUR EXCHANGE AGENT, WHOSE ADDRESSES AND PHONE NUMBERS ARE LISTED BELOW AND IN THE OFFERING CIRCULAR DATED APRIL 17, 2000.

     EquiServe Trust Company, N.A., the Company's transfer agent, will continue to act as exchange agent in the exchange offer, and will also act as warrant agent. Georgeson Shareholder Communications, Inc. will continue to act as information agent in the exchange offer. Shareholders may contact the information agent at (800) 223-2064, or collect at (212) 440-9800, for information about tendering Election Notices.

ITEM 12. EXHIBITS.

EXHIBIT NO.      DESCRIPTION
-----------      -----------

(1)(a)           Press Release dated May 18, 2000.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Dated:

                                    May 22, 20000

                                    SILICON GAMING, INC.

                                    By: /s/ Andrew S. Pascal
                                        ----------------------------------------
                                    Name: Andrew S. Pascal
                                    Title: President and Chief Executive Officer

                                  EXHIBIT INDEX

EXHIBIT NO.      DESCRIPTION
-----------      -----------

(1)(a)           Press Release dated May 18, 2000.